Contact

www.linkedin.com/in/deirdre-
callanan-derose-5a506b60
(LinkedIn)

Top Skills

Investment Properties

Real Estate

First Time Home Buyers

Deirdre Callanan-DeRose

Sales Representative at North American Title
Indio, California, United States

Experience

North American Title
Sales Representative
November 2012 - Present (10 years 8 months)

Whatz2eat
President and Founder
January 2019 - Present (4 years 6 months)

Chicago Title
Sales Representative
October 2002 - October 2012 (10 years 1 month)

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